Mail Stop 3010

May 4, 2010

VIA U.S. MAIL AND FAX (212) 507-3961

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 12, 2010**
> **Form 8-K**
> **Filed April 21, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We understand that you have entered into repurchase transactions accounted for as collateralized financings. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Business Segments

Global Wealth Management Group

2009 Compared with Fiscal 2008

Asset Management, Distribution and Administration Fees, page 56

2.   We note your disclosure that beginning in June 2009, fees related to the bank deposit program are classified within 'Asset management, distribution and administration fees' prospectively. Please tell us the total fees generated from the bank deposit program during 2009 and fiscal year 2008. Additionally, explain to us how you determined it was not necessary to reclassify prior period amounts to conform to your new presentation.

Other Matters

Real Estate, page 66

3.   Please tell us whether the company's investments in consolidated real estate subsidiaries are presented net of non-controlling interests in the company's consolidated financial statements. To the extent these investments are accounted for on a gross basis, explain to us whether your presentation of consolidated real estate assets in the schedule of real estate investments on page 67 represents a non-GAAP measure in accordance with item 10(e) of Regulation S-K. Please provide the disclosures required by item 10(e) of Regulation S-K or explain to us why these disclosures are not necessary.

Liquidity and Capital Resources

The Balance Sheet, page 74

4.   We note your disclosure of Tier 1 leverage ratios and Leverage ratio. Please provide us with a discussion of the uses of these ratios beyond assessing compliance with federal banking regulators minimum guidelines. In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company's operations. Consider enhancing your disclosure in future filings to include this discussion.

Liquidity Management Policies

Liquidity Reserves, page 78

5.   We note your disclosure of your liquidity reserves. Please tell us and disclose in future filings the following additional information concerning your liquidity reserve:

   • total assets by type of investment;
   • whether any portion of the assets have been pledged as collateral by the registrant on either a mandatory or voluntary basis;
   • the ease with which the registrant could liquidate these assets; and
   • any expected surplus or deficiency generated in your liquidity reserves after meeting all funding and regulatory requirements in a stressed environment.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Introduction and Basis of Presentation

Discontinued Operations, page 120

6.   It appears that you have classified the results of your Retail Asset Management business as discontinued operations despite that fact that you will receive a 9.4% ownership in the entity that will purchase this business. Explain to us how you considered the guidance in paragraph 1 of ASC 205-20-45 in determining the appropriate classification of the results of this business.

Ruth Porat
Morgan Stanley
May 4, 2010
Page 4

2. Summary of Significant Accounting Policies

Revenue Recognition

Asset Management, Distribution and Administration Fees, page 122

7.   To the extent your performance-based fees are related to contracts that do not
        coincide with your fiscal year end, please tell us how you have complied with
        ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the
        amount of revenue recognized that may be reversed in future periods if the fund
        performance falls below the performance benchmark.

3. Morgan Stanley Smith Barney Holdings LLC

Smith Barney, page 131

8.   Please tell us your basis in U.S. GAAP for recording a receivable of
        approximately $1.1 billion related to the fair value of the Smith Barney delayed
        contribution businesses, as well as presenting the receivable as a reduction from
        non-controlling interests. Cite any relevant accounting literature in your response.

9.   Please tell us how you accounted for the call and put rights related to Citi's
        interest in MSSB. Please reference the authoritative accounting literature
        management relied upon.

10.   Please tell us how you determined it was appropriate to use the *fair value* of your
        consideration transferred in your calculation of goodwill, as it appears that you
        retain control of the assets and liabilities transferred. Please refer to paragraph 8
        of ASC 805-30-30.

11.   We note you have recorded a gain on the Morgan Stanley Smith Barney
        transaction in your Consolidated Statements of Changes in Total Equity. Please
        tell us the nature of this gain, and reference the authoritative accounting literature
        management relied upon.

4. Fair Value Disclosures, page 135

12.   Please provide us with further detail of the investment line item by asset type
        (private equity fund, real estate funds, hedge funds, etc.). Additionally, tell us
        whether the company has provided any guarantees to these funds, has provided
        voluntary financial assistance to these funds or expects to provide any additional
        financial support to these funds on a voluntary basis.

Ruth Porat
Morgan Stanley
May 4, 2010
Page 5

13. Tell us whether the company acts solely as fund manager for any off balance sheet private equity or real estate funds. To the extent the company has engaged in this business, tell us the current financial status of these funds and whether the company expects to provide any financial support to these funds on a voluntary basis.

14. We note that the company recorded approximately $4.3 billion in losses to level 3 net derivative and other contracts and $1.4 billion in losses to level 3 investments. Please describe for us in detail the changes in circumstances and assumptions that led to recording these losses in the current period, any significant changes in assumptions or valuation methodology from the previous period, and the performance of these assets subsequent to year end.

15. With respect to those commercial and residential loans the company has originated, explain to us how your credit review process factored into your original decision to extend, and the subsequent valuation of the loans. In your response, provide us with sufficient detail of the credit review process, and the degree to which the credit quality of the borrowers of these loans is used as an assumption in determining fair value. Finally, clarify for us where these loans are classified within the fair value hierarchy, or if they are classified elsewhere on your Consolidated Statements of Financial Condition.

15. Interest and Dividends and Interest Expense, page 198

16. We note your net 'other' interest expense item has a negative balance as of year end. Please tell us the composition of this item, and your basis in U.S. GAAP for classifying any revenue net within this expense line item.

Definitive Proxy Statement filed April 12, 2010

Consideration of Risk Matters in Determining Compensation, page 17

17. We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Form 8-K Filed April 21, 2010

General

18.   Please tell us how you accounted for your investment in Revel prior to the first quarter 2010. In your response, tell us whether you accounted for your investment as an equity method investment in a real estate partnership or a consolidated real estate asset. In addition, explain to us whether this investment was carried at fair value or historical cost basis prior to the company's decision to sell. To the extent the investment was carried at cost basis, explain to us the company's policy for periodically testing the investment for impairment. To the extent the investment was carried at fair value, tell us the significant assumptions used in determining the fair value as of December 31, 2009, and how these assumptions changed during the first quarter 2010.

19.   We understand from news reports that the company held a 94.5% equity investment in Revel that it was attempting to reduce by selling equity interests to others. Please clarify whether this was the case. If so, tell us when the investment was made and when the company began attempting to reduce its ownership interest. In addition, tell us the level of success the company had with those efforts and when the company first realized difficulties in selling the interests. Your response should also discuss the timing of the downturn in the Atlantic City market and how that downturn affected the company's efforts to sell the interests in Revel to others. Finally, tell us why these adverse market developments did not lead to impairment recognition prior to March 31, 2010.

20.   In light of the impairment charge recorded for Revel during the quarterly period ended March 31, 2010, please tell us what consideration you gave to disclosing a potential impairment within the Management's Discussion and Analysis of Financial Condition and Results of Operations of your Form 10-K for the year ended December 31, 2009.

*   *   *   *

Ruth Porat
Morgan Stanley
May 4, 2010
Page 7

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant